838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710
News Release	No. 20-420 September 30, 2020

Platinum Group Metals Ltd. Added to the S&P/TSX SmallCap Index

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group", "PTM" or the "Company") is pleased to announce that it has been added to the S&P/TSX SmallCap Index as of September 21, 2020. The S&P/TSX SmallCap Index provides an investable index for the Canadian small cap market and was developed with industry input as the ideal benchmark for those with small cap exposure to the Canadian equity market. Platinum Group Metals is listed on the TSX as PTM and on the NYSE.A as PLG. The Company's main asset is the controlling interest in the Waterberg palladium deposit in South Africa ("Waterberg", or the "Waterberg Project").

Commenting on the addition, Platinum Group's President and CEO, R. Michael Jones, stated,  "The key outcome of the 2019 Definitive Feasibility Study for Waterberg is the development of one of the largest and potentially lowest cash cost underground PGM mines globally and the deposit is dominated by palladium. We are pleased to be added to the S&P/TSX SmallCap Index as our business advances. We are excited about the months ahead as we work towards securing a Mining Right and a development plan with the Waterberg Joint Venture partners."

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a 19.5 million ounce proven and probable reserve1  (using 2.5 g/t 4E cut-off), bulk underground palladium and platinum deposit located in South Africa (please refer to the technical report entitled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" dated October 4, 2019 and filed on SEDAR).  The Waterberg Project was discovered by Platinum Group and is being jointly developed with Impala Platinum Holdings Ltd., Japan Oil, Gas and Metals National Corporation (JOGMEC), Hanwa Co. Ltd. and Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo"). The Company also founded Lion Battery Technologies Inc. in partnership with Anglo American Platinum Limited to support the use of palladium and platinum in lithium battery applications.

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1 Proven 48.3 million tonnes at 3.28 g/t 4E and Probable 139.2 million tonnes at 3.22 g/t 4E.

PLATINUM GROUP METALS LTD.	…2

R. Michael Jones, P.Eng., the Company's President and CEO, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and he has approved of the scientific and technical information contained in this news release.

For further information contact:

 R. Michael Jones, President and CEO

 or Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The TSX and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The recent COVID-19 pandemic and related measures taken by government create uncertainty and have had, and may continue to have, an adverse impact on many aspects of the Company's business, including employee health, workforce productivity and availability, travel restrictions, contractor availability, supply availability, the Company's ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of capital and insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be material to the Company.

This press release may contain forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, but are not limited to, statements regarding the results of the Waterberg Definitive Feasibility Study and the Waterberg Project becoming one of the largest and potentially lowest cash cost underground PGM mines globally. Estimates of mineral reserves and mineral resources are also forward-looking statements. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including possible adverse impacts due the global outbreak of COVID-19 (as described above), the Company's inability to generate sufficient cash flow or raise sufficient additional capital to make payment on its indebtedness, and to comply with the terms of such indebtedness; additional financing requirements; the US $20 million senior secured facility with the Sprott Private Resource Lending II (Collector), LP ("Sprott") entered into August 21, 2019 (the "2019 Sprott Facility") is, and any new indebtedness may be, secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited ("PTM RSA"), and PTM RSA has pledged its shares of Waterberg JV Resources (Pty) Limited ("Waterberg JV Co.") and Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo") to Sprott under the 2019 Sprott Facility, which potentially could result in the loss of the Company's interest in PTM RSA and the Waterberg Project in the event of a default under the 2019 Sprott Facility or any new secured indebtedness; the Company's history of losses and negative cash flow; the Company's ability to continue as a going concern; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the Toronto Stock Exchange if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 20-F annual report, annual information form and other filings with the U.S Securities and Exchange Commission ("SEC") and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward- looking statement, whether as a result of new information, future events or results or otherwise.

PLATINUM GROUP METALS LTD.	…3

Estimates of mineralization and other technical information referred to or included herein have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC Industry Guide 7.